September 3, 2010
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Re:	Kelly Services, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 18, 2010 File No. 000-01088
Dear Mr. Spirgel:
This letter responds to your letter dated August 31, 2010, setting forth the Staff’s comments regarding the subject filing by Kelly Services, Inc. (the “Company”). For your convenience I have restated the comments contained in the letter and offer the Company’s corresponding responses.
Part III Information Incorporated From Definitive Proxy Statement
1.	We note that you have not included any disclosure regarding your policies and procedures for review, approval or ratification of related party transactions as required by Item 404(b) of Regulation S-K. Please provide this disclosure in future filings.
RESPONSE:
Future filings will include a discussion of the role and responsibility of the Corporate Governance and Nominating Committee of the Company’s Board of Directors in the pre-approval of related party transactions including the factors that would be considered in drawing a conclusion upon any request to approve such a transaction.
2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that the disclosure is not necessary and describe the process you undertook to reach that conclusion.
RESPONSE:
As set forth in its charter, the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) is charged with reviewing the Company’s compensation program risk assessment for all employee compensation programs and to report to the Board if any compensation program is reasonably likely to have a material adverse affect on the Company. At its February 2010 meeting the Committee received management’s Compensation Program Risk Assessment, which had been prepared by the Human Resources Division in collaboration with the Company’s Enterprise Risk Management team. The report had been furnished to the Committee in advance of the meeting.

The Compensation Program Risk Assessment met the requirements of the framework developed by the Center of Executive Compensation and addressed the SEC’s mandate regarding enhanced proxy disclosures. The factors considered in assessing executive compensation incentive plan risk were as follows:
•	the performance criteria and corresponding objectives should include a balance of performance and the quality of such performance;
•	the mix of compensation should be balanced between annual and long term incentive opportunities; annual incentives should not provide for unlimited payouts; and annual payouts in excess of fifty percent should trigger additional committee scrutiny;
•	the relationship between performance and incentive plan payouts should fall within the range of competitive practices determined by comparison with a representative peer group;
•	there should be a relationship between performance and payouts under the annual incentive award and the long-term incentive awards;
•	long-term incentive performance measures or equity devices should not encourage excessive risk behavior;
•	a portion of the shares received from incentive award payouts should be retained by the participants through ownership/retention approaches;
•	the Company should adopt a clawback policy that applies in the event of the restatement of financial results or other performance criteria that impact compensation (management is in the process of preparing a recommendation to the Compensation Committee regarding the adoption of a clawback policy); and
•	excessive risk should be discussed with the compensation committee, recorded in committee minutes and discussed in the Compensation Discussion and Analysis filing.
The Human Resources Division in collaboration with the Company’s Enterprise Risk Management team utilized an incentive plan design checklist process to assess the risks associated with the Company’s incentive plans covering employees below the executive officer level. The risks associated with each of the following elements of the design and implementation of an incentive plan were considered:
•	design and plan approval including but not limited to alignment with strategic plan and business objectives, total compensation market data, design elements supporting business goals and timely and accurate tracking of performance data;
•	calculating, approving and communicating incentive plan awards; and
•	annual plan reviews to ensure alignment with business goals and budgets.

After due consideration the Compensation Committee concluded that the Company’s compensation program does not create a reasonable likelihood of a material adverse effect on the Company and consequently that no additional disclosure was required in the proxy statement for the 2010 Annual Meeting of Stockholders. The Committee’s conclusion was reported to and concurred in by the Board of Directors, which action is reflected in the minutes of its meeting held on February 18, 2010.
In connection with our responses, we acknowledge that
•	The Company is responsible for the adequacy and accuracy of the disclosure in the subject filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking action with respect to the subject filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Respectfully submitted,
Kelly Services, Inc.
By: /s/ Daniel T. Lis
Daniel T. Lis
Senior Vice President, General Counsel and Corporate Secretary